January 25, 2008

VIA EDGAR and FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:  Hanna Teshome

Re:	Autoliv, Inc.
File Number: 001-12933
Form 10-K for the fiscal year ended December 31, 2006

Dear Ms. Teshome:

On behalf of Autoliv, Inc. (the “Company”), I am respectfully responding to the comments received on January 15, 2008from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s definitive proxy statement filed on March 8, 2007.

For ease of review, I have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Compensation Discussion & Analysis

1.
Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. Your Compensation Discussion and Analysis should provide investors with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and it should describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis. Please give appropriate consideration to how these topics are applicable to your executive compensation program and revise your disclosure accordingly.

Response:  The Company respectfully submits that in future filings the Company will expand the analysis of the elements and levels of compensation paid to the named executive officers, will provide an analysis of how the Company arrived at and paid each particular level and form of compensation, will describe the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package, and will describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. In addition, the Company respectfully submits that in future filings the Company will give appropriate consideration to how the topics in Item 402(b)(2) of Regulation S-K are applicable to the Company’s executive compensation program and will revise its disclosure accordingly.

2.
Your disclosure indicates that you rely on certain benchmark companies for guidance in setting your compensation.  Please revise your disclosure in future filings to identify the companies to which you benchmark your compensation.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  Furthermore, please discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:  The Company respectfully submits that in future filings the Company will identify the companies in the Company’s designated peer group and will discuss where the Company targets each relevant element of compensation against the peer companies and where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, the Company will explain why.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me by telephone at 011 46 8 587 20 608, by fax at 011 46 8 587 20 633, or by email lars.sjobring@autoliv.com with any questions or comments regarding this correspondence.

Very truly yours,

Lars Sjöbring
Vice President Legal Affairs,
General Counsel and Secretary

cc:	Lars Westerberg, Chairman, Autoliv, Inc.
James M. Ringler, Chairman of the Compensation Committee, Autoliv, Inc.
Jan Carlson, President and CEO, Autoliv, Inc.